

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2013

Via E-mail
Mr. John M. Ferrari
Chief Financial Officer and Treasurer
United Therapeutics Corporation
1040 Spring Street
Silver Spring, MD 20910

Re: United Therapeutics Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 26, 2013
File No. 000-26301

Dear Mr. Ferrari:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

General

1. We note that in Part III you incorporate by reference certain information from your definitive proxy statement filed April 30, 2013. Please note that we are currently reviewing this disclosure and may have additional comments. If so, we will provide such comments in a subsequent letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Revenues, page 64

2. You disclose on page 10 that in the fourth quarter of 2012 several companies launched generic formulation of sildenafil citrate. Please provide us revised disclosure to be included in future periodic reports which discusses in quantitative and qualitative terms, the impact that the generic competition had on sales of Adcirca since the patent expired and the impact that the generic competition will have on your results of operations and liquidity in future

periods. In addition, given that the patent for Remodulin expires in 2014 and 2017 and that Sandoz filed an ANDA in February 2012, please provide us revised disclosure to be included in future periodic reports which discusses in quantitative and qualitative terms, the impact that expirations of the patent will have on your results of operations and liquidity in future periods.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant